Exhibit 99.1

MindMed To Commence Trading on Nasdaq

New York, NY - April 23, 2021 - MindMed (Nasdaq: MNMD, NEO: MMED, DE: MMQ), a leading psychedelic medicine biotech company, announced today that the Company’s subordinate voting shares have been approved for listing on The Nasdaq Capital Market (“Nasdaq”). Trading is expected to begin on Tuesday, April 27, 2021, under the symbol “MNMD” on the Nasdaq.  MindMed will retain its listing on the Neo Exchange Inc. under the symbol “MMED” and the Company's subordinate voting shares will continue to trade on the OTCQB under the symbol “MMEDF” until trading on the Nasdaq commences.

“The listing of our stock on the Nasdaq represents a significant milestone in our growth as a publicly-traded company,” said J.R. Rahn, CEO and Co-Founder of MindMed. “We believe this listing will increase our visibility in the marketplace, improve liquidity, broaden and diversify our shareholder base, and ultimately enhance long-term shareholder value. I would like to thank our employees, management, directors and our many collaborators for their hard work in making MindMed a member of the Nasdaq exchange, an important step that will help facilitate our mission to discover, develop and deploy psychedelic inspired medicines and therapies to address addiction and mental illness.”

About MindMed

MindMed is a clinical-stage psychedelic medicine biotech company that discovers, develops and deploys psychedelic inspired medicines and therapies to address addiction and mental illness. The company is assembling a compelling drug development pipeline of innovative treatments based on psychedelic substances including Psilocybin, LSD, MDMA, DMT and an Ibogaine derivative, 18-MC. The MindMed executive team brings extensive biopharmaceutical experience to MindMed’s approach to developing the next generation of psychedelic-inspired medicines and therapies.

MindMed trades on the Canadian exchange NEO under the symbol MMED and in Germany under the symbol MMQ. MindMed will commence trading on the Nasdaq under the symbol MNMD effective April 27, 2021; until then the Company will continue to trade in the United States under the symbol MMEDF on the OTCQB.

Forward-Looking Statements

Certain statements in this news release related to the Company constitute “forward-looking information” within the meaning of applicable securities laws and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “will”, "may", "should", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe", “potential” or "continue", or the negative thereof or similar variations. Forward-looking information in this news release include statements related to the anticipated benefits to the Company and its shareholders related to the listing on the Nasdaq and future plans and objectives of the Company. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including history of negative cash flows; limited operating history; incurrence of future losses; availability of additional capital; lack of product revenue; compliance with laws and regulations; difficulty associated with research and development; risks associated with clinical trials or studies; heightened regulatory scrutiny; early stage product development; clinical trial risks; regulatory approval processes; novelty of the psychedelic inspired medicines industry; as well as those risk factors discussed or referred to herein and the risks described under the heading “Risk Factors” in the annual information form for the year ended December 31, 2020 and in other filings filed with the securities regulatory authorities in all provinces and territories of Canada and available under the Company’s profile on SEDAR at www.sedar.com and as described in the information furnished to or filed with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results and future events could differ materially from those anticipated in such information. Although the Company has attempted to identify important risks, uncertainties and factors that could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend and does not assume any obligation to update this forward-looking information.

Media Contact:mindmed@150bond.com